SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

From: 11 May 2012

IVANHOE MINES LTD.

(Translation of Registrant’s Name into English)

Suite 654 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F-  ☐             Form 40-F-  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐             No:  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

Enclosed:

Material Change Report – CEO and CFO

Form 51-102F3

Material Change Report

1.	REPORTING ISSUER

Ivanhoe Mines Ltd. (the “Company”)

654 – 999 Canada Place

Vancouver, British Columbia

V6C 3E1

2.	DATE OF MATERIAL CHANGE

May 1, 2012

3.	NEWS RELEASE

A news release was issued on May 1, 2012 and was disseminated through the facilities of recognized newswire services.

4.	SUMMARY OF MATERIAL CHANGE

The Company’s Board of Directors appointed Kay Priestly as Chief Executive Officer and Chris Bateman as Chief Financial Officer. These changes to the Company’s senior management were contemplated by the memorandum of agreement dated April 17, 2012 (the “MOA”) between the Company and two affiliates of the Rio Tinto Group (“Rio Tinto”).

5.	FULL DESCRIPTION OF MATERIAL CHANGE

The Company’s Board of Directors appointed Kay Priestly as Chief Executive Officer and Chris Bateman as Chief Financial Officer. These changes to the Company’s senior management were contemplated by the MOA between the Company and Rio Tinto, the Company’s largest shareholder.

Ms. Priestly has served as a director of the Company since February 2011. She was previously a senior executive at Rio Tinto and has served as the Chief Financial Officer of Rio Tinto’s global copper product group. Ms. Priestly joined Rio Tinto in 2006 as Chief Financial Officer at Rio Tinto’s Kennecott Utah Copper operations. She spent more than 24 years with the global professional services firm Arthur Andersen, where she provided tax and consulting services to global companies in the energy and mining sectors and was a member of Andersen’s global executive team. Ms. Priestly is also a Non-Executive Director of Stone Energy Corporation.

Mr. Bateman previously was a senior executive of Rio Tinto and served as Chief Financial & Business Development Officer of the company’s Diamonds and Minerals product group since 2010. In 2006, Mr. Bateman was appointed Chief Financial Officer at the ASX-listed company Energy Resources of Australia. Prior to that appointment, he held both commercial and operational roles at Rio Tinto’s Kennecott Utah Copper operations. Mr. Bateman also spent eight years at Arthur Andersen’s business consulting practice and worked as Financial Planning and Analysis Director at Kaiser Aluminum.

Ms. Priestly and Mr. Bateman were appointed by the Board of Directors based on the recommendation of the Company’s Nominating and Corporate Governance Committee following a review process undertaken in accordance with the terms of the MOA.

6.	RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not applicable

7.	OMITTED INFORMATION

No information has been intentionally omitted from this form.

8.	EXECUTIVE OFFICER

The name and business number of the executive officer of the Company who is knowledgeable of the material change and this report is:

Beverly A. Bartlett

Vice President and Corporate Secretary

654 – 999 Canada Place

Vancouver, British Columbia

V6C 3E1

Telephone: (604) 688-5755

9.	DATE OF REPORT

DATED at Vancouver, British Columbia this 11th day of May, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.

Date: 11 May 2012	By:	/s Beverly A. Bartlett
BEVERLY A. BARTLETT
Vice President &
Corporate Secretary